UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number: 001-41430

Pagaya Technologies Ltd.
(Exact Name of Registrant as Specified in Its Charter)

90 Park Ave, 20th Floor
New York, NY 10016
(646) 710-7714
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

On March 4, 2024, Pagaya Technologies Ltd. (the “Company” or “Pagaya”) issued a press release announcing that pursuant to the approvals granted at the special general meeting of shareholders held on February 15, 2024, the board of directors of the Company has determined to implement a reverse share split of all of the Company’s ordinary and preferred shares, without par value, at a ratio of 1-for-12. The reverse share split will be effective on March 8, 2024 at 9:00 A.M. Eastern Standard Time, after which Pagaya Class A Ordinary Shares are expected to begin trading on a split-adjusted basis. All other outstanding securities, including warrants and options (and the number of shares underlying those securities) will also be proportionately adjusted. A copy of the Company’s Articles of Association, which have been amended and restated to reflect the reverse share split, are attached as Exhibit 99.1 to this report on Form 6-K. A copy of the press release is furnished as Exhibit 99.2 to this report.

The information in this Report on Form 6-K, as well as the Amended Articles of Association, are incorporated by reference into Pagaya’s Registration Statement on Form S-8 (File No. 333-274540), Form S-8 (File No. 333-265739), Registration Statement on Form F-3 (File No. 333-266228), Registration Statement on Form F-3 (File No. 333-266930), Registration Statement on Form F-3 (File No. 333-271343) and Registration Statement on Form F-3 (File No. 333-274862), to the extent not superseded by information subsequently filed or furnished (to the extent Pagaya expressly states that it incorporates such furnished information by reference) by Pagaya under the Securities Act of 1933, as amended (the "Securities Act"), or the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The related press release, which is furnished as Exhibit 99.2 hereto, shall not be deemed to be “filed” for purposes of the Exchange Act, or otherwise subject to the liabilities of that section, nor shall such information be deemed incorporated by reference into any filing made by Pagaya under the Securities Act or the Exchange Act, except as may be expressly set forth by specific reference in such filing.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Articles of Association of Pagaya Technologies Ltd., as amended and restated on February 15, 2024
99.2	Press release, dated March 4, 2024, titled “Pagaya Announces Effective Date for Reverse Stock Split.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PAGAYA TECHNOLOGIES LTD.

Date: March 4, 2024	By:	/s/ Gal Krubiner
	Name:	Gal Krubiner
	Title:	Chief Executive Officer